Exhibit 21.1
Virtus Investment Partners, Inc. Subsidiary List

Name	Jurisdiction

Ceredex Value Advisors LLC	Delaware

Duff & Phelps Investment Management Co.	Illinois

ETF Distributors LLC	Delaware

ETFis Holdings LLC	Delaware

Kayne Anderson Rudnick Investment Management, LLC	California

Newfleet Asset Management, LLC	Delaware

Rampart Investment Management Company, LLC	Delaware

Seix Investment Advisors LLC	Delaware

Silvant Capital Management LLC	Delaware

Virtus Alternative Investment Advisers, Inc.	Connecticut

Virtus ETF Advisers LLC	Delaware

Virtus ETF Solutions LLC	Delaware

Virtus Fund Advisors, LLC	Delaware

Virtus Fund Services, LLC	Delaware

Virtus Intermediate Holdings LLC	Delaware

Virtus Investment Advisers, Inc.	Massachusetts

Virtus Investment Partners International Ltd.	United Kingdom

Virtus Partners, Inc.	Delaware

Virtus Retirement Investment Advisers, LLC	Delaware

Virtus Shared Services, LLC	Delaware

VP Distributors, LLC	Delaware

Zweig Advisers LLC	Delaware